                                                                   EXHIBIT 13.2




                     FEDERAL DEPOSIT INSURANCE CORPORATION

                            WASHINGTON, D.C.  20429

                                   FORM F-4

          FORM FOR QUARTERLY REPORT OF A BANK UNDER SECTION 13 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For Quarter ended MARCH 31, 1994

                          FDIC Certificate NO. 09576-1

                         WASHINGTON MUTUAL SAVINGS BANK
                  (Exact name of bank as specified in charter)

                               1201 THIRD AVENUE
                           SEATTLE, WASHINGTON 98101
                    (Address of principal executive offices)

                                   WASHINGTON
         (State or other jurisdiction of incorporation or organization)

              Telephone number, including area code (206) 461-2000

                 IRS employer identification number 91-0461640

          Securities registered pursuant to Section 12(g) of the Act:

            9.12% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

      $6.00 NONCUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES D,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

            7.60% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES E,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

               COMMON STOCK, ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

                NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
                             OVER-THE-COUNTER (OTC)
                     (Name of exchange on which registered)

  Number of shares of common stock outstanding at March 31, 1994   60,253,252

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports),

                              Yes [x]     No [ ]

and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [x]     No [ ]

ITEM 1- FINANCIAL STATEMENTS

 Consolidated statements of financial position as of March 31, 1994, and Dec. 31, 1993, and the consolidated statements of income, stockholders' equity, and cash flows for the three months ended March 31, 1994 and 1993, are attached hereto.

ITEM 1(B)(2)

 Cash dividends declared and paid were as follows:


                                                          Quarter Ended
                                                            March 31,
                                                       -------------------
                                                        1994          1993
                                                       -----         -----
Common stock                                           $ .16         $ .10
Preferred stock
  Noncumulative Perpetual, Series C                     0.57           .30
  Noncumulative Convertible Perpetual, Series D         1.50           .78
  Noncumulative Convertible Perpetual, Series E         .475           -


ITEM 1(B)(7)- ADJUSTMENTS

 The information included in the consolidated statements of financial position as of March 31, 1994, and Dec. 31, 1993, and the consolidated statements of income, stockholders' equity, and cash flows for the three months ended March 31, 1994 and 1993, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented.

CONSOLIDATED STATEMENTS OF INCOME



                                                                   Quarter Ended March 31,
                                                                   -----------------------
(dollars in thousands, except for per share amounts)                 1994           1993
                                                                   --------       --------
                                                                         (Unaudited)
Interest income
  Loans                                                            $214,889       $152,876
  Available-for-sale securities                                      32,239              -
  Held-to-maturity securities                                        29,001         51,535
  Cash equivalents                                                       37            394
                                                                   --------       --------
    Total interest income                                           276,166        204,805
Interest expense
  Deposits                                                           80,763         65,983
  Borrowings                                                         51,866         36,770
                                                                   --------       --------
    Total interest expense                                          132,629        102,753
                                                                   --------       --------
      Net interest income                                           143,537        102,052
  Provision for loan losses                                           5,000         12,500
                                                                   --------       --------
      Net interest income after provision for loan losses           138,537         89,552

Other income
  Service fees                                                       17,459         13,416
  Loan servicing fees                                                 2,168          2,050
  Other operating income                                              5,941          2,478
  Gain on sale of loans                                                  48          5,709
  Gain on sale of other assets, net                                   2,733          9,332
                                                                   --------       --------
    Total other income                                               28,349         32,985
Other expense
  Salaries and employee benefits                                     45,281         31,870
  Occupancy and equipment                                            15,190          8,935
  Deposit insurance                                                   5,603          3,558
  Other operating expense                                            27,580         18,561
  Amortization of goodwill and other intangible assets                7,102          2,724
  Real estate owned operations, inclusive of write-downs               (173)         6,874
  Write-down of other assets                                              -            694
                                                                   --------       --------
    Total other expense                                             100,583         73,216
                                                                   --------       --------
     Income before income taxes, extraordinary items, and
       cumulative effect of change in tax accounting method          66,303         49,321
Income taxes                                                         24,607         16,501
Extraordinary loss, net of income tax benefit                             -         (7,499)
Cumulative effect of change in tax accounting method                      -         13,365
                                                                   --------       --------
Net income                                                         $ 41,696       $ 38,686
                                                                   --------       --------
Net income attributable to common stock                            $ 37,050       $ 36,754
                                                                   ========       ========
Return on average assets                                               1.05%          1.54%
Return on average equity                                              13.76          16.05
Return on average common equity                                       14.34          16.94

                                                                                 Quarter Ended March 31,
                                                                                 -----------------------
(dollars in thousands, except for per share amounts)                               1994            1993
                                                                                  ------          ------
                                                                                       (Unaudited)
PER SHARE AMOUNTS - PRIMARY
  Income before extraordinary items and cumulative
    effect of change in tax accounting method                                      $0.62          $ 0.55
  Extraordinary items, net of income tax effect                                        -           (0.13)
  Cumulative effect of change in tax accounting method                                 -            0.23
                                                                                   -----          ------
  Net income                                                                       $0.62          $ 0.65
                                                                                   =====          ======

PER SHARE AMOUNTS - FULLY DILUTED
  Income before extraordinary items and cumulative
    effect of change in tax accounting method                                      $0.60          $ 0.49
  Extraordinary items, net of income tax effect                                        -           (0.12)
  Cumulative effect of change in tax accounting method                                 -            0.21
                                                                                   -----          ------
  Net income                                                                       $0.60          $ 0.58
                                                                                   =====          ======




SELECTED FINANCIAL INFORMATION


                                                                                Quarter Ended March 31,
                                                                              --------------------------
(dollars in thousands)                                                           1994            1993
                                                                              ----------      ----------
                                                                                      (Unaudited)
DATA USED TO COMPUTE PER SHARE AMOUNTS
Net income                                                                       $41,696         $38,686
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                               (1,596)           (840)
  Noncumulative Perpetual, Series E                                                 (950)              -
  Noncumulative Convertible Perpetual, Series D                                   (2,100)         (1,092)
                                                                                 -------         -------
Net income available to primary common stockholders                              $37,050         $36,754
                                                                                 =======         =======

Net income                                                                       $41,696         $38,686
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                               (1,596)           (840)
  Noncumulative Perpetual, Series E                                                 (950)              -
                                                                                 -------         -------
Net income available to fully diluted common stockholders                        $39,150         $37,846
                                                                                 =======         =======

Average common shares outstanding:
  Primary                                                                     60,146,662      56,703,951
  Noncumulative Convertible Perpetual Preferred Stock, Series A                        -       2,608,111
  Noncumulative Convertible Perpetual Preferred Stock, Series D                5,419,247       5,419,247
                                                                              ----------      ----------
  Fully diluted                                                               65,565,909      64,731,309
                                                                              ==========      ==========

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                       March 31,        December 31,
(dollars in thousands, except for per share amounts)                     1994               1993
                                                                      -----------       ------------
                                                                              (Unaudited)
ASSETS
  Cash and cash equivalents                                           $   201,620        $   194,389
  Trading account securities                                                1,368              1,098
  Available-for-sale securities                                         2,033,828                  -
  Held-to-maturity securities                                           1,894,624          4,012,000
  Loans                                                                11,270,747         10,891,102
  Real estate owned                                                        33,870             34,057
  Bank premises and equipment                                             164,056            158,927
  Goodwill and other intangible assets                                    210,011            217,112
  Other assets                                                            251,698            318,543
                                                                      -----------        -----------
      Total assets                                                    $16,061,822        $15,827,228
                                                                      ===========        ===========

LIABILITIES
  Deposits:
    Checking accounts                                                 $ 1,183,867        $ 1,224,854
    Savings and money market accounts                                   3,016,288          3,060,731
    Time certificates                                                   5,003,262          5,065,817
                                                                      -----------        -----------
        Total deposits                                                  9,203,417          9,351,402
  Annuities                                                               736,406            713,383
  Securities sold under agreements to repurchase                        1,861,998          2,173,693
  Advances from the Federal Home Loan Bank                              2,746,381          2,079,934
  Other borrowings                                                         81,345             83,635
  Other liabilities                                                       192,500            229,477
                                                                      -----------        -----------
      Total liabilities                                                14,822,047         14,631,524

STOCKHOLDERS' EQUITY
  Preferred stock, $1 par value: 10,000,000 shares authorized -
       6,200,000 and 6,200,000 shares issued and outstanding                6,200              6,200
  Common stock, $1 par value: 100,000,000 shares authorized -
      60,253,252 and 60,090,996 shares issues and outstanding              60,253             60,091
  Capital surplus                                                         556,401            553,485
  Net unrealized gain on available-for-sale securities                     13,565                  -
  Retained earnings                                                       603,356            575,928
                                                                      -----------        -----------
      Total stockholders' equity                                        1,239,775          1,195,704
                                                                      -----------        -----------
      Total liabilities and stockholders' equity                      $16,061,822        $15,827,228
                                                                      ===========        ===========

Book value per common share                                                $17.05             $16.42
Tangible book value per common share                                        13.85              13.11

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                             Quarter Ended March 31,
                                                                          ----------------------------
(in thousands)                                                               1994              1993
                                                                          -----------        ---------
                                                                                   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $    41,696        $  38,686
Adjustments to reconcile net income to net
  cash provided by operating activities:
   Provision for loan losses                                                    5,000           12,500
   Cumulative effect of change in tax accounting method                           -            (13,365)
   (Gain) on sale of  loans                                                       (48)          (5,709)
   (Gain) on sale of other assets, net                                         (2,733)          (9,332)
   REO operations, exclusive of write-downs                                      (173)           6,874
   Write-down of other assets                                                     -                694
   Extraordinary loss                                                             -             10,911
   Depreciation, amortization and deferral, net                                12,865              609
   FHLB stock dividend                                                         (4,554)          (1,822)
   (Increase) in trading account securities                                      (208)            (416)
   (Increase) in interest receivable                                           (1,488)          (8,972)
   Increase (decrease) in interest payable                                      6,981           (5,304)
   Increase in federal income taxes payable                                    20,653            9,180
   Decrease (increase) in other assets                                         88,005          (28,900)
   (Decrease) in other liabilities                                            (17,686)            (643)
                                                                          -----------        ---------
       Net cash provided by operating activities                              148,310            4,991

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale securities                                    (94,616)             -
Maturities and principal payments on available-for-sale securities            127,583              -
Sales of available-for-sale securities                                         95,986              -
Purchases of held-to-maturity securities                                     (189,579)        (228,471)
Maturities and principal payments on held-to-maturity securities               91,962          107,492
Sales of held-to-maturities securities                                            -              9,444
Sales of loans                                                                  1,619          354,312
Principal payments on loans                                                   799,250          250,509
Origination and purchases of loans                                         (1,187,456)        (805,776)
Sales of REO                                                                    6,190           22,540
Other REO operations                                                              173           (6,874)
Expenditures for bank premises and equipment, net                             (10,877)          (2,794)
                                                                          -----------        ---------
       Net cash (used) by investing activities                               (359,765)        (299,618)

                                                                                   Quarter Ended March 31,
                                                                                ----------------------------
(in thousands)                                                                      1994             1993
                                                                                -----------        ---------
                                                                                         (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) in deposits, net                                                      $ (146,020)       $ (73,731)
Increase in annuities, net                                                           23,023           31,289
Increase in federal funds purchased                                                     -              1,600
(Decrease) increase in securities sold under agreements to repurchase              (311,695)         223,059
Proceeds from FHLB advances                                                       1,116,575          685,000
Payments for maturing and prepaid FHLB advances                                    (450,000)        (615,000)
Payments for call of subordinated capital notes                                         -                -
(Repayments) of other borrowings                                                     (2,007)              (6)
Common stock issued through stock options and stock plan                              3,091            3,872
Preferred stock issued                                                                  (13)             -
Preferred stock redemption                                                              -               (419)
Cash dividends paid                                                                 (14,268)          (6,971)
                                                                                 ----------        ---------
       Net cash provided by financing activities                                    218,686          248,693
                                                                                 ----------        ---------
       Increase (decrease) in cash and cash equivalents                               7,231          (45,934)
       Cash and cash equivalents at beginning of period                             194,389          190,602
                                                                                 ----------        ---------
       Cash and cash equivalents at end of period                                $  201,620        $ 144,668
                                                                                 ==========        =========



SUPPLEMENTAL DISCLOSURES RELATED TO THE CONSOLIDATED
STATEMENTS OF CASH FLOWS


                                                                                    Quarter Ended March 31,
                                                                                  --------------------------
(in thousands)                                                                      1994             1993
                                                                                  --------         ---------
                                                                                         (Unaudited)
NONCASH INVESTING ACTIVITIES
Loans exchanged for mortgage-backed securities and
  held for investment                                                              $   -            $224,709
Real estate acquired through foreclosure                                             4,784             9,199
CASH PAID DURING THE PERIOD FOR
Interest on deposits                                                                77,270            70,303
Interest on borrowings                                                              48,378            37,754
Income taxes                                                                         5,000             3,500

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                       Valuation        Total
                                       Preferred     Common     Capital    Retained     Reserve     Stockholders'
(in thousands)                           Stock       Stock      Surplus    Earnings     for AFS        Equity
                                       ---------     ------     -------    --------    ---------    -------------
                                                                      (Unaudited)
Balance at December 31, 1993            $ 6,200      $60,091    $553,485   $575,928     $      -    $1,195,704
Net income                                    -            -           -     41,696            -        41,696
Cash dividends on preferred stock             -            -           -     (4,646)           -        (4,646)
Cash dividends on common stock                -            -           -     (9,622)           -        (9,622)
Common stock issued through stock
  options and stock plan                      -          162       2,929          -            -         3,091
Preferred stock issued                        -            -         (13)         -            -           (13)
Adjustment in valuation reserve
  for available-for-sale
  securities (AFS)                            -            -           -          -       13,565        13,565
                                        -------      -------    --------   --------      -------    ----------
Balance at March 31, 1994               $ 6,200      $60,253    $556,401   $603,356      $13,565    $1,239,775
                                        =======      =======    ========  =========      =======    ==========

Balance at December 31, 1992            $ 5,494      $53,788    $496,804   $438,950      $     -    $  995,036
Net income                                    -            -           -     38,686            -        38,686
Cash dividends on preferred stock             -            -           -     (1,932)           -        (1,932)
Cash dividends on common stock                -            -           -     (5,039)           -        (5,039)
Conversion of preferred stock to
  common stock                           (1,294)       5,152      (3,858)      (419)           -          (419)
Common stock issued through stock
  options and stock plan                      -          549       3,306         18            -         3,873
                                        -------      -------    --------   --------      -------    ----------
Balance at March 31, 1993               $ 4,200      $59,489    $496,252   $470,264      $     -    $1,030,205
                                        =======      =======    ========   ========      =======    ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Investment and Mortgage-Backed Securities

         Effective Jan. 1, 1994, the Bank adopted, as required, Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires investment and equity securities to be segregated into the following three categories: trading, held-to-maturity and available-for-sale. Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings. Investments classified as held-to-maturity will be accounted for at amortized cost, but an institution must have both the positive intent and ability to hold those securities to maturity. There are very limited circumstances under which securities in the held-to-maturity can be sold without jeopardizing the cost basis of accounting for the remainder of the securities in this category. Securities not classified as either trading or held-to-maturity are considered to be available-for-sale. Unrealized gains and losses for available-for-sale securities are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The adoption of this statement had a positive effect on the Bank's stockholders' equity of $13.6 million. However, this effect is subject to change with movement of market interest rates.


Note 2:  Federal Income Taxes

         In February 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 109, "Accounting for Income Taxes," which changed the accounting principle governing accounting for income taxes. The statement requires the use of the liability method in accounting for income taxes and eliminates on a prospective basis the former exception from the provision of deferred income taxes on thrift bad debt reserves. The Bank implemented the change in first quarter 1993, as required by FASB. The change resulted in a cumulative positive adjustment to earnings of $13.4 million.

          ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                        OPERATIONS AND FINANCIAL REVIEW

                                    OVERVIEW

         o Net income for first quarter 1994 was $41.7 million, up 8 percent from $38.7 million for first quarter 1993. Fully diluted earnings per share were 60 cents, up from 58 cents a year earlier. During first quarter 1994, the Bank's ROA was 1.05 percent compared to 1.54 percent a year earlier.

         o As anticipated, interest rates have risen since the end of the year. At the end of 1993 and in early 1994, the Bank took steps to protect net interest income from significant increases in short-term interest rates. While these steps have the objective of protecting future earnings, they have the immediate effect of tightening the Bank's net interest spread.

         o The rise in interest rates has also slowed the market for refinancing home loans. Residential loan production for first quarter 1994 was down from the record level obtained during fourth quarter 1993.

         o On April 15, 1994, the Bank acquired from the Resolution Trust Corporation approximately $42.6 million of deposits and three Portland, Ore., area branches operated by Far West Federal Savings Bank (Far West). Washington Mutual Federal Savings Bank assumed the deposit liabilities held at the former Far West branches. Washington Mutual Federal Savings Bank is a new supervisory subsidiary formed for the Far West acquisition.

                             RESULTS OF OPERATIONS

         Net Interest Income. The Bank's net interest income was $143.5 million for the quarter, up 41 percent from $102.1 million a year earlier. The 1994 level reflected the Bank's larger asset base brought about by the acquisition of Pacific First Bank (Pacific First). Total assets were $16,061.8 million at March 31, 1994, compared to $10,199.1 million a year ago.

         Lower market interest rates reduced the Bank's combined yield on loans and investments to 7.45 percent for the quarter ended March 31, 1994, from 8.60 percent for the quarter ended March 31, 1993. Lower interest rates also brought the cost of funds to 3.70 percent for first quarter 1994, down from
4.63 percent for the same period a year ago. The net interest spread was 3.75 percent in the first quarter, compared to 3.97 percent for the same period in 1993. The Bank's net interest margin was 3.85 percent for the quarter ended March 31, 1994, compared to 4.25 percent for the same period a year ago. The net interest spread is simply the difference between the Bank's yield on assets and its cost of funds, while the net interest margin measures the Bank's annualized net interest income as a percentage of interest-earning assets.

         At the end of 1993 the Bank took steps to protect its net interest income from an anticipated rise in interest rates. And, in fact, interest rates did rise during the first three months of 1994. To limit the effects of rising rates on net interest income, the Bank lengthened the maturity on more than $2 billion of borrowings in late 1993 and early 1994. The Bank also delayed the growth in assets so it could acquire potentially higher yielding assets in the future. However, the Bank's net interest income could still be adversely affected by a further rise in interest rates and a tightening of its net interest spread.

         Other Income. Other income of $28.3 million for the quarter ended March 31, 1994, was down from $33.0 million for the same period in 1993 due to lower gains on the sale of loans and assets.

         The rise in service fees was due in part to higher deposit service fees directly attributable to the larger size of the bank.

         Loan servicing fees were up slightly. The level of loans serviced for others was $4,195.9 million at March 31, 1994, up from $3,808.1 million one year earlier, but down from a high of $5,945.5 million at June 30, 1993. The June 30, 1993, level included the effect of the Pacific First acquisition.

         With the acquisition of Pacific First in the first half of 1993, the Bank had to limit its balance sheet growth to meet its desired capital ratios, so during this period it sold most of its newly originated fixed-rate loans.
At June 30, 1993, the Bank met the capital requirements of a "well-capitalized" institution. Accordingly, the Bank once again began holding more of its fixed-rate loans. As a result, gains booked on the sale of loans for first quarter 1994 were $48,000 compared to $5.7 million for first quarter 1993.

         The Bank offsets the write-down of mortgage servicing rights against its gains on the sale of loans. The steady decline in interest rates in 1992 and 1993 led to prepayments of mortgages, necessitating the write-downs of mortgage servicing rights of $2.3 million for first quarter 1993. Due to the reduction in refinancing activity during first quarter 1994 write-downs of mortgage servicing rights were not necessary. At March 31, 1994, mortgage servicing rights totaled $13.5 million compared to $9.0 million a year earlier and a high of $19.7 million at June 30, 1993.

         Assets sold to reduce total assets in contemplation of the Pacific First acquisition produced a net gain on the sale of other assets during the first quarter of 1993. These assets were predominantly investment and mortgage-backed securities and netted a gain of $9.3 million. The Bank also chose, during first quarter 1994, to sell other assets (mainly investment and mortgage-backed securities from its available-for-sale portfolio) for a net gain of $2.7 million.

         Other Expense. The dramatic growth in the size of the Bank led to increases in operating expenses.

         The cost of salaries and employee benefits was up due primarily to increased staffing levels associated with the Pacific First merger. The staffing level of full-time equivalent employees was 4,704 at March 31, 1994, up from 3,031 a year earlier.

         Acquisitions and new branch openings were primarily responsible for a rise in occupancy and equipment expense compared to a year ago.

         Federal deposit insurance premiums increased due to a $3,225.1 million increase in total deposits from March 31st of last year.

         Contributing to the increase in other operating expenses were increased costs associated with a much larger organization.

         The Pacific First acquisition gave rise to a significant increase in the amount of amortization of goodwill and intangible assets for the quarter ended March 31, 1994, compared to the same period a year ago. The acquisition of Pacific First added $178.2 million to goodwill and other intangible assets, to be amortized over a period of 10 years.

         Extraordinary Items. During the first quarter of 1993, the Bank recorded a loss of $7.5 million resulting from the prepayment of Federal Home Loan Bank advances and the establishment of a reserve to cover the anticipated costs of calling the Bank's remaining subordinated capital notes. The Bank redeemed for cash on Sept. 15, 1993, all $40.0 million in principal of its 10.5 percent subordinated capital notes due March 15, 1999.

         Operating Efficiency Ratio. The Bank's operating efficiency ratio - other expense as a percentage of net interest income plus other income - was
58.5 percent for first quarter 1994 compared to 54.2 percent for the same period in 1993. Last year's ratio was significantly affected by a high level of sales of loans and other assets in anticipation of the Pacific First acquisition.

         Nonbanking Subsidiary Operations. Pretax operating income (net income before amortization of goodwill and intangible assets and elimination of intercompany transactions) for first quarter 1994 was $4.1 million compared to $3.7 million for the same period in 1993. During second quarter 1994 Murphey Favre, Inc. (Murphey Favre), the Bank's securities brokerage subsidiary, will offer deferred load mutual fund shares, which will tend to reduce earnings in the short term. (See Supplemental Financial Information, Nonbanking Subsidiaries Results of Operations.)

                                 ASSET QUALITY

         Nonperforming Assets. Nonperforming assets decreased from $119.2 million at Dec. 31, 1993, to $114.5 million at March 31, 1994. Nonperforming assets as a percentage of total assets declined to 0.71 percent at March 31, 1994, from 0.75 percent at year-end 1993.

         The level of nonperforming commercial real estate was $56.3 million at March 31, 1994, compared to $56.4 million three months earlier. During this period two large commercial real estate loans in Washington totaling $3.6 million became delinquent. During this same period the Bank received $2.6 million for its interest in a large commercial real estate property with a basis of $3.6 million.

         Washington Mutual's market area - the greater Northwest - continues to show signs of an improving economy. Especially strong are Idaho, Central and Eastern Washington, and Oregon, while the Puget Sound economy appears to be stable.

         Loan and REO reserves. The quarterly provision for loan losses of $5.0 million for first quarter 1994 reflected the Bank's level of reserves and continued improvement in asset quality. For the quarter ended March 31, 1993, the Bank's anticipated larger loan portfolio, ongoing weakness in the California commercial real estate market, and some slowing in the Northwest economy prompted the Bank to increase its first quarter loan loss provision to $12.5 million. The reserve for loan losses increased to $117.6 million at March 31, 1994, compared to $115.2 million at Dec. 31, 1993. Reserves charged off, net of recoveries, totaled $2.6 million for the first three months of 1994 compared to $1.9 million for the same period in 1993. At March 31, 1994, the reserve for loan losses represented 1.04 percent of outstanding loans and
141.79 percent of nonperforming loans, compared to 1.06 percent and 135.25 percent, respectively, three months earlier.

         As part of the process of determining the adequacy of the reserve for loan losses, management reviews its loan portfolio for specific weaknesses. A portion of the reserve is then allocated to reflect the loss exposure. The March 31, 1994, analysis of residential construction, commercial real estate, and commercial credits resulted in an allocation of $20.7 million of the reserve for loan loss exposure, compared to an allocation of $22.6 million at Dec. 31, 1993. The bulk of allocated reserves related to commercial real estate in California. The remaining reserve of $96.9 million was unallocated and available for potential losses from any of the Bank's loans. (See Supplemental Financial Information, Reserve for Loan Losses.)

         A reserve for REO losses is maintained for any subsequent decline in the value of foreclosed property. The reserve for REO losses was $4.8 million at March 31, 1994, compared to $5.5 million at Dec. 31, 1993. The level is based upon a routine review of the REO portfolio and the state of national and local economies.

                               FINANCIAL POSITION

         Total Assets. At March 31, 1994, the Bank's assets increased to $16,061.8 million from $15,827.2 million at year-end 1993.

         Loan Originations. For first quarter 1994, total lending was $1,191.5 million compared with $806.4 million a year earlier. The increase reflected the results of introducing the Bank's complete product line to the branches it acquired in 1993, a year in which it nearly doubled its network. Residential and residential construction loan originations account for most of this increase, up 36 percent to $911.7 million from $668.3 million a year earlier. This strong lending activity enabled the Bank to remain Washington's number 1 residential first-mortgage lender and a leading residential first-mortgage lender in Oregon. Consumer loan originations, primarily home equity and manufactured home loans, increased to $250.5 million for the first three months of 1994 from $122.7 million a year ago as the Bank improved its position among the Northwest's leading home equity lenders. Due to lower refinancing activity, the total loan volume during the first quarter of 1994 declined from the record $1,791.1 million for the fourth quarter of 1993. During fourth quarter 1993 residential and residential construction loan originations totaled $1,231.8 million, and consumer lending was $256.7 million.

         Total Deposits. Total deposits decreased to $9,203.4 million at March 31, 1994, from $9,351.4 million at Dec. 31, 1993. Retail deposits were down $23.2 million to $8,825.6 million. Wholesale activities - predominately deposits greater than $100,000, bank investment contracts (BICs), and brokered deposits - were down $124.8 million. The deposit market continued to be difficult due largely to the low interest rate environment.

         Interest Sensitivity. The Bank's one-year interest rate sensitivity level, which is based upon principal maturities as a percentage of total assets, was a negative 12.8 percent at March 31, 1994, up from a negative 10.8 percent at the end of 1993. At the end of 1993 and during the first part of January 1994, the Bank entered into interest rate exchange agreements and interest rate cap agreements. These instruments effectively extend the repricing of interest rates on approximately $2.0 billion of interest-sensitive liabilities maturing within one year. Including the January 1994 transactions, the interest rate exchange and cap agreements had the result of reducing the Bank's one-year gap at Dec. 31, 1993, from a negative 23.1 percent to a negative 10.8 percent.

         Although the one-year gap may be useful, it is limited in its ability to predict trends in future earnings. For this reason, the Bank utilizes financial modeling analysis to forecast earnings under different interest rate projections. Although this modeling is very helpful in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments rates, loan origination volumes and liability funding sources that may prove to be inaccurate.

                       LIQUIDITY AND CAPITAL REQUIREMENTS

         Liquidity. The Bank monitors its ability to meet short-term cash requirements under both normal (operating) and extreme (contingent) circumstances. The operating liquidity ratio is used to ensure that normal short-term secured borrowing capacity is sufficient to satisfy unanticipated cash needs. The contingent liquidity ratio measures the Bank's ability to raise cash by liquidating assets in the event of a very adverse business environment. At March 31, 1994, the Bank had substantial liquidity compared to its guidelines.

         To meet its immediate needs for funds as well as long-term lending demands, the Bank maintains various sources of liquid assets and borrowing capabilities. At March 31, 1994, the Bank and/or its federal savings bank subsidiary were able to borrow an additional $2,754.6 million through the use of collateralized borrowings using unpledged mortgage-backed securities and other wholesale sources.

         Capital Requirements. The Bank's capital ratios at March 31, 1994, exceeded all current regulatory capital requirements to be classified a "well-capitalized" institution, the highest regulatory standard. In order to be categorized as a "well-capitalized" institution, the FDIC requires banks it regulates to maintain a leverage ratio, defined as tier 1 capital divided by total regulatory assets, of at least 5.00 percent; total capital of at least
10.00 percent of risk-weighted assets; and tier 1 (or core) capital of at least
6.00 percent of risk-weighted assets. At March 31, 1994, the ratio of leverage capital to assets was 6.16 percent, the ratio of risk-based total capital to assets was 11.06 percent, and the ratio of risk-based core capital to assets was 10.28 percent.

         The Bank's federal savings bank subsidiary is also required to maintain certain capital levels. At March 31, 1994, it was in compliance with all capital requirements.

                                 LEGAL MATTERS

         On March 15, 1993, a lawsuit was filed against the Bank; WM Financial, Inc., the downstream holding company for the Bank's nonbanking subsidiaries; Murphey Favre; and certain present and former directors and officers of Murphey Favre. The plaintiffs purchased bonds of Homestead Savings (Homestead) of Millbrae, California, from Murphey Favre. The lawsuit is brought under the Washington State Securities Act and alleges, among other things, misrepresentations and omissions by Murphey Favre in connection with the sale of the bonds.

         Preliminary motions have been heard and amended complaints were filed on Sept. 28, 1993, and Jan. 11, 1994. Plaintiffs have moved to certify this case as a class action and the hearing on that motion is currently scheduled for May 17, 1994.

         An initial, court ordered, mediation was held on Feb. 23 and 24, 1994 and a second mediation is scheduled for May 12 and 13, 1994.

         A similar suit has been brought in Montana on behalf of Montana residents who purchased Homestead bonds from Murphey Favre. That litigation is in an earlier stage.

         Management intends to defend both of these cases vigorously. Because of the early stage of litigation, the final outcome of these actions cannot be determined at this time. The Bank is unable to estimate its exposure from the litigation but management does not believe that it will have a material adverse effect on the financial condition of the Bank.

                       SUPPLEMENTAL FINANCIAL INFORMATION

                 Nonbanking Subsidiaries Results of Operations

                                                                                            Quarter Ended March 31,
                                                                                            -----------------------
(in thousands)                                                                                 1994         1993
                                                                                              ------       ------
Securities:
 Murphey Favre, Inc.                                                                          $  744       $  595
 Murphey Favre Securities Services, Inc.                                                          20          123
 Composite Research & Management Co.                                                             734          537
                                                                                              ------       ------
   Total securities                                                                            1,498        1,255

Insurance:
 Washington Mutual Insurances Services, Inc.                                                      29          181
 WM Life Insurance Co.                                                                         2,590        2,167
                                                                                              ------       ------
   Total insurance                                                                             2,619        2,348

Employee Benefit Services:
 Benefit Service Corp.                                                                             -          (96)
 WM Trust Co.                                                                                      -           75
                                                                                              ------       ------
   Total employee benefit services                                                                 -          (21)

Mutual Travel, Inc.                                                                              (37)         175
WM Financial, Inc.                                                                                (7)         (12)
                                                                                              ------       ------
Net income before amortization of goodwill and
 other intangible assets, elimination of inter-
 company transactions, and federal income taxes                                                4,073        3,745
Amortization of goodwill and other intangible assets                                             392          350
                                                                                              ------       ------
Net income before elimination of intercompany
 transactions and federal income taxes                                                        $3,681       $3,395
                                                                                              ======       ======


                             Nonperforming Assets

                                                                                Mar. 31,     Dec. 31,     Mar. 31,
(in millions)                                                                     1994         1993         1993
                                                                                --------     --------     --------
Nonperforming loans:
 Loans under foreclosure or on nonaccrual basis                                 $  72.5      $  77.0      $  51.5
 Restructured loans                                                                 8.1          8.1         11.3
                                                                                 ------       ------       ------
     Total nonperforming loans                                                     80.6         85.1         62.8

REO:
 REO (including in-substance foreclosures)                                         57.2         58.3        107.5
 Write-downs or charge-offs recorded                                              (18.5)       (18.7)       (43.2)
 Reserve for losses                                                                (4.8)        (5.5)        (7.3)
                                                                                 ------       ------       ------
   Total REO, net                                                                  33.9         34.1         57.0
                                                                                 ------       ------       ------
   Total nonperforming assets                                                    $114.5       $119.2       $119.8
                                                                                 ======       ======       ======
Nonperforming assets by collateral type:
 Residential real estate                                                         $ 37.9       $ 39.4       $ 22.9
 Residential construction                                                           9.1          9.9          9.0
 Apartment buildings                                                               21.5         18.5         18.9
 Other commercial real estate                                                      34.7         37.9         62.0
 Consumer                                                                          14.6         15.5          5.8
 Commercial credits                                                                 1.5          3.5          8.5
 Reserve for REO losses                                                            (4.8)        (5.5)        (7.3)
                                                                                 ------       ------       ------
   Total                                                                         $114.5       $119.2       $119.8
                                                                                 ======       ======       ======
As a percentage of total loans                                                     1.02%        1.09%        1.79%
As a percentage of total assets                                                    0.71         0.75         1.17

                            Reserve for Loan Losses

                                                                           Mar. 31,    Dec. 31,    Mar. 31,
(in millions)                                                                1994        1993        1993
                                                                           --------    --------    --------
Balance at beginning of quarter                                              $115.2     $ 121.1       $54.0
Provision for loan losses                                                       5.0         7.5        12.5
Reserves charged off, net of recoveries                                        (2.6)      (13.4)       (1.9)
Reserve added through acquisitions                                                -           -           -
                                                                             ------      ------       -----
Balance at end of quarter                                                    $117.6      $115.2       $64.6
                                                                             ======      ======       =====
Allocated reserves:
  Residential construction                                                   $  1.4      $  1.5       $ 1.0
  Apartment buildings and other commercial real estate                         19.3        19.4        24.6
  Commercial credits                                                              -         1.7         4.8
                                                                             ------      ------       -----
                                                                               20.7        22.6        30.4
Unallocated reserves                                                           96.9        92.6        34.2
                                                                             ------      ------       -----
  Total reserve for loan losses                                              $117.6      $115.2       $64.6
                                                                             ======      ======       =====
Reserve for loan losses as a percentage of:
  Total loans                                                                  1.04%       1.06%       0.96%
  Total loans, excluding performing residential loans                          2.78        2.72        2.69
  Nonperforming assets                                                       102.68       96.62       53.91
  Nonperforming assets, less real estate owned                               145.81      135.25      102.84

                                   SIGNATURES


Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Washington Mutual Savings Bank




                                       /s/ KERRY K. KILLINGER
                                       -----------------------------------------
                                       Kerry K. Killinger
                                       Chairman, President and
                                       Chief Executive Officer


                                       /s/ DOUGLAS G. WISDORF
                                       -----------------------------------------
                                       Douglas G. Wisdorf
                                       Senior Vice President and Controller


Date: May 13, 1994